September 1, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. David Knudsen
Principal Financial Officer
1661 Lakeview Circle
Ogden, UT 84403

Re:	Pacific Alliance Corporation
	Form 10-KSB for the year ended December 31, 2004
	Commission file #: 033-08732D

Dear Mr. Knudsen:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Financial Statements

Balance Sheet, page 28
Note 2.  Tax Liabilities

1. We note from the balance sheet that you have a tax liability of $59,621 recorded as a long term liability as of December 31, 2004. Please tell us and include in future filings, details of this liability and the terms for repayment supporting your classification
of the tax liability as long-term.   Additionally, please tell us
if
you are currently accruing interest on this tax liability as well as the $92,398 tax liability recorded as a current liability at December
31, 2004. Also, tell us if there are any potential penalties on either of the tax liability amounts and how you have accounted for these contingencies in your financial statements. We may have further comments.

Statements of Cash Flows, page 32

2. We note from your statements of cash flows that you issued stock for services valued at $185,730 from inception of the development stage (i.e., December 31, 1995) through December 31, 2004 and that all such shares were issued in fiscal year 2004. In this regard, supplementally tell us where you have reflected stock issued for services in periods prior to fiscal year 2004 (as disclosed in your statements of stockholders` deficit on page 31) in your statement of cash flows.

Notes to the Financial Statements

Note 5.  Common Stock and Warrants

3. We note that at June 30, 2004, 50,000 shares were issued for a stock subscription of $9,978 received in previous quarters. In this regard, supplementally tell us and revise future filings to disclose, how you account for stock subscriptions received and the related receipt of cash and issuance of common stock for such subscriptions.
Also, tell us if you have any stock subscriptions outstanding at December 31, 2004 and if so why you have not reflected the subscriptions as a reduction of stockholders` deficit. Also, please tell us with a view toward expanded disclosure in future filings, the pertinent details of your agreement with PIL S.A. and the meaning of your disclosure that you do not anticipate the transaction with PIL
S.A. will be completed according to the terms of the agreement. We may have further comments.

4. We note from your statement of stockholders` deficit that during
2004 you issued 1,250,000 shares of common stock for consulting services recorded at a value of $100,000. Please explain why $100,000 was recorded in your statement of stockholders` deficit for the issuance of 1,250,000 shares when the disclosure in Note 5 states that $12,500 of consulting fees accrued as of December 31, 2003 were paid with 1,250,000 shares of common stock. In this regard, please revise your disclosures as necessary. Also, please tell us, and disclose in future filings, how you determined the value of the common stock that was issued.



Item 8. Changes and Disagreements with Accountants on Accounting and
Financial Disclosure

5. We note that on March 2, 2005 your independent accountant, Rose,
Snyder & Jacobs, resigned and on April 13, 2005 you appointed HJ & Associates as your independent accountant for the year ending December 31, 2004. A change in independent accountant is an event that is required to be reported within four business days after the occurrence of the event under Item 4.01 of Form 8-K. In this regard, please file a Form 8-K reporting this change as soon as practicable and include the information specified in Item 304(a) of Regulation S-
B.

Item 8A. Controls and Procedures

6. We note your disclosure that you have deficiencies in your internal control related to revenue recognition, and the disclosure controls deficiencies related to equity transactions, purchase accounting, statements of cash flows, deferred revenue, short-term bank borrowings, related party convertible notes payable, and operating leases. As some of these controls appear inconsistent with your financial statements in 2003 or 2004, please tell us the time period in which these control deficiencies were identified as well as additional details about the deficiencies discovered. Also, please tell us the changes in your controls and procedures that occurred during the first quarter of 2005 that resulted in a conclusion that disclosure controls and procedures were effective as of March 31, 2005 as stated in Item 3(a) on your Form 10-QSB for the quarterly period ended March 31, 2005. We may have further comments.

Form 10-QSB for the quarter ended March 31, 2005

7. Comply with the comments on the Form 10-KSB for the year ended
December 31, 2004 as they apply to filings on Form 10-QSB.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or Kathy Mathis at 202-551-3383 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. David Knudsen
Pacific Alliance Corporation
August 31, 2005
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